SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)1

STERLING FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

859319303
(CUSIP Number)

Michael J. Aiello, Esq, Weil Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock– 859319303	(Page 2 of 12)

13D

1.	NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER* -0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER* -0-
WITH
	10.	SHARED DISPOSITIVE POWER* 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON OO
*  See Item 5.

CUSIP No. Common Stock– 859319303	(Page 3 of 12)

13D

1.	NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER* -0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER* -0-
WITH
	10.	SHARED DISPOSITIVE POWER* 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0
14.	TYPE OF REPORTING PERSON OO
*See Item 5.

CUSIP No. Common Stock– 859319303	(Page 4 of 12)

13D

1.	NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER* -0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER* 0
OWNED BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER* -0-
WITH
	10.	SHARED DISPOSITIVE POWER* 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0
14.	TYPE OF REPORTING PERSON PN
*See Item 5.

CUSIP No. Common Stock– 859319303	(Page 5 of 12)

13D

1.	NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER* -0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER* 0
OWNED BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER* -0-
WITH
	10.	SHARED DISPOSITIVE POWER* 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0
14.	TYPE OF REPORTING PERSON PN
*See Item 5.

CUSIP No. Common Stock– 859319303	(Page 6 of 12)

13D

1.	NAME OF REPORTING PERSONS Thomas H. Lee Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER* -0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER* 0
OWNED BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER* -0-
WITH
	10.	SHARED DISPOSITIVE POWER* 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0
14.	TYPE OF REPORTING PERSON PN
*See Item 5.

CUSIP No. Common Stock– 859319303	(Page 7 of 12)

13D
1.	NAME OF REPORTING PERSONS THL Sterling Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER* -0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER* 0
OWNED BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER* -0-
WITH
	10.	SHARED DISPOSITIVE POWER* 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0
14.	TYPE OF REPORTING PERSON PN
*See Item 5.

CUSIP No. Common Stock– 859319303	(Page 8 of 12)

13D

1.	NAME OF REPORTING PERSONS THL Managers VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER* -0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER* -0-
WITH
	10.	SHARED DISPOSITIVE POWER* 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON OO
*  See Item 5.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on September 3, 2010, as amended (the “Schedule 13D” ), and is being filed with respect to the shares of common stock, no par value per share (“Common Stock”), of Sterling Financial Corporation, a Washington corporation (the “Issuer” or the “Company”).

This statement is being filed jointly by (i) THL Equity Advisors VI, LLC, a Delaware limited liability company (“Advisors VI”), (ii) Thomas H. Lee Advisors, LLC (“THL Advisors”), (iii) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (“Equity Fund”), (iv) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership (“Parallel Fund”), (v) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership (“DT Fund”), (vi) THL Sterling Equity Investors, L.P., a Delaware limited partnership (“THL Sterling”) and (vii) THL Managers VI, LLC, a Delaware limited liability company (“THL Managers,” and together with THL Sterling, DT Fund, Equity Fund and Parallel Fund, the “Funds”) (each a “Reporting Person” and collectively, the “THL Reporting Persons”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not otherwise defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 18, 2014, pursuant to the Merger Agreement each share of the Company’s Common Stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive (x) 1.671 shares of the common stock, no par value per share, of Umpqua and (y) $2.18 in cash.  In addition, the Warrant automatically and in accordance with the terms of such Warrant (a) ceased to represent a warrant to purchase the Common Stock of the Issuer, (b) was converted into a warrant exercisable for the Merger Consideration which the Common Stock issuable upon exercise of such Warrant immediately prior to the date and time when the Merger became effective would have been entitled to receive upon consummation of the Merger, and (c) Umpqua assumed such Warrant subject to its terms, as so adjusted.

Item 5.	Interest in Securities of the Company.

Items 5 (a), (b), (c) and (e) of the Schedule 13D are hereby amended and supplemented as follows:

(a)-(b)
The information included in the cover pages of this Amendment No. 2 are incorporated herein by reference. As of April 18, 2014, each of the THL Reporting Persons beneficially owns 0 shares of Common Stock.

(c)

Except as forth in Item 4 of this Amendment No.2 there have been no transactions in the Common Stock in the past 60 days.

(e)
As of April 18, 2014, each of the THL Reporting Persons ceased to be a beneficial owner of more than 5% of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 22, 2014

THOMAS H. LEE ADVISORS, LLC

By:	THL HOLDCO, LLC, its managing member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

THL EQUITY ADVISORS VI, LLC

By: THOMAS H. LEE PARTNERS, L.P., its sole member
By: THOMAS H. LEE ADVISORS, LLC, its general partner
By: THL HOLDCO, LLC, its managing member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.

By: THL EQUITY ADVISORS VI, LLC, its general partner
By: THOMAS H. LEE PARTNERS, L.P., its sole member
By: THOMAS H. LEE ADVISORS, LLC, its general partner
By: THL HOLDCO, LLC, its managing member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

[Signature Page to 13D/A]

THOMAS H. LEE PARALLEL FUND VI, L.P.

By: THL EQUITY ADVISORS VI, LLC, its general partner
By: THOMAS H. LEE PARTNERS, L.P., its sole member
By: THOMAS H. LEE ADVISORS, LLC, its general Partner
By: THL HOLDCO, LLC, its managing member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.

By: THL EQUITY ADVISORS VI, LLC, its general partner
By: THOMAS H. LEE PARTNERS, L.P., its sole member
By: THOMAS H. LEE ADVISORS, LLC, its general partner
By: THL HOLDCO, LLC, its managing member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

THL STERLING EQUITY INVESTORS, L.P.

By: THL EQUITY ADVISORS VI, LLC, its general partner
By: THOMAS H. LEE PARTNERS, L.P., its sole member
By: THOMAS H. LEE ADVISORS, LLC, its general partner
By: THL HOLDCO, LLC, its managing member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

THL MANAGERS VI, LLC

By: THOMAS H. LEE PARTNERS, L.P., its managing member
By: THOMAS H. LEE ADVISORS, LLC, its general partner
By: THL HOLDCO, LLC, its managing member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

[Signature Page to 13D/A]